Exhibit 4.24

Description of Securities Registered Pursuant to Section 12 of the Exchange Act

Lincoln National Corporation has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.  The following description of our common stock is a summary and does not purport to be complete.  It is subject to and qualified in its entirety by reference to our restated articles of incorporation and our amended and restated bylaws (the “Bylaws”),  each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part, and the Indiana Business Corporation Law, which we refer to as the IBCL (described below). You should read these documents and the applicable provisions of the IBCL for a full description of the terms of common stock.

Common Stock

Authorized Capital Shares

Our authorized capital shares consist of 800,000,000 shares of common stock (“Common Stock”), and 10,000,000 shares of preferred stock (“Preferred Stock”), each of which are without par value.  The outstanding shares of our Common Stock are fully paid and non-assessable.

Voting Rights

Except as set forth below under “Anti-Takeover Provisions—Certain State Law Provisions,” each holder of record of our Common Stock is entitled to one vote for each share of our common stock held on all matters submitted to a vote of the shareholders, including election of directors. Holders of our Common Stock do not have cumulative voting rights with respect to the election of directors or any other matter.

Dividend Rights

The holders of our Common Stock may receive cash dividends, if and when declared by our board of directors out of funds legally available for that purpose, and subject to preferential rights of the holders of Preferred Stock or other special classes of stock.

Liquidation Rights

In the event of a liquidation, dissolution or winding up, holders of our Common Stock will be entitled to share ratably in all assets remaining after payments to creditors and after satisfaction of the liquidation preference, if any, of the holders of any Preferred Stock that may at the time be outstanding.

Preemptive Rights

Holders of our Common Stock do not have any preemptive or similar equity rights.

Listing and Transfer Agent

Our Common Stock is traded on the New York Stock Exchange under the trading symbol “LNC.” Our transfer agent is EQ Shareowner Services.

Anti-Takeover Considerations

Certain Provisions of LNC’s Bylaws

Article I of our Bylaws provides that special meetings of the shareholders may be called by the board of directors, by the Chairman of the board of directors or by the Secretary of the Company at the valid written request of shareholders who in the aggregate beneficially own at least 10% of the voting power of all outstanding shares of our Common Stock.

Article I of our Bylaws further provides that control shares (as discussed below) of the corporation acquired in a control share acquisition with respect to which the acquiring person has not filed with the corporation the statement required by the IBCL may, at any time during the period ending 60 days after the last acquisition of control shares by the acquiring person, be redeemed by the corporation at their fair value pursuant to procedures authorized by a resolution of the board of directors.

Article I also gives the board of directors the authority to enter into any arrangement to direct the voting of any other person’s shares in connection with a change of control of LNC.

Certain State Law Provisions.

Chapter 43 of the IBCL also restricts business combinations with interested shareholders. It prohibits certain business combinations, including mergers, sales of assets, recapitalizations, and reverse stock splits, between certain corporations having 100 or more shareholders that also have a class of voting shares registered with the

SEC under Section 12 of the Securities Exchange Act of 1934, as amended (which includes us) and an interested shareholder, defined as the beneficial owner of 10% or more of the voting power of the outstanding voting shares of that corporation, for five years following the date the shareholder acquired such 10% beneficial ownership,

unless the acquisition or the business combination was approved by the board of directors in advance of that date.

If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if the shareholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. A corporation may elect to opt out of these provisions in an amendment to its articles of incorporation approved by a majority of the disinterested shares. Such an amendment, however, would not become effective for 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. Our restated articles of incorporation do not elect to opt out of these provisions.

Chapter 42 of the IBCL includes provisions designed to protect minority shareholders in the event that a person acquires, pursuant to a tender offer or otherwise, shares giving it more than 20%, more than 33 1/3%, or more than 50% of the outstanding voting power (which we refer to as “control shares”) of an “issuing public corporation.” Unless the issuing public corporation’s articles of incorporation or bylaws provide that Chapter 42 does not apply to control share acquisitions of shares of the corporation before the control share acquisition, an acquirer who purchases control shares cannot vote the control shares until each class or series of shares entitled to vote separately on the proposal, by a majority of all votes entitled to be cast by that group (excluding the control shares and any shares held by officers of the corporation and employees of the corporation who are directors thereof), approve in a special or annual meeting the rights of the acquirer to vote the control shares.

Unless otherwise provided in a corporation’s articles of incorporation or bylaws before a control share acquisition has occurred, in the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares.

“Issuing public corporation” means a corporation which is organized in Indiana, has 100 or more shareholders,

its principal place of business, its principal office or substantial assets within Indiana and has one of the following:

•	more than 10% of its shareholders resident in Indiana;
•	more than 10% of its shares owned by Indiana residents; or
•	10,000 shareholders resident in Indiana.

An issuing public corporation may elect not to be covered by the statute by so providing in its articles of incorporation or bylaws. Our restated articles of incorporation do not elect to opt out of these provisions.

Indiana insurance laws and regulations provide that no person may acquire our voting securities if that person would directly or indirectly be in control of us after the acquisition, unless that person has provided certain required information to us and to the Indiana Insurance Commissioner, and the Indiana Insurance Commissioner

has approved the acquisition. Control of us is presumed to exist if any person beneficially owns 10% or more of our voting securities. Furthermore, the Indiana Insurance Commissioner may determine, after notice and hearing,

that control exists despite the absence of a presumption to that effect. Consequently, no person may acquire,

directly or indirectly, 10% or more of our voting securities to be outstanding after any offering of securities pursuant to this prospectus, or otherwise acquire control of us, unless that person has provided such required information to the Indiana Insurance Commissioner and the Indiana Insurance Commissioner has approved such acquisition.